Investment Managers Series Trust

235 West Galena Street

Milwaukee, Wisconsin 53212

December 26, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust (the “Trust”)

File Nos. 333-122901 and 811-21719

Request for Withdrawal of Post-Effective Amendments

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust hereby respectfully requests the withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed with the Securities and Exchange Commission via EDGAR to introduce one new series of the Trust: the All Terrain Opportunity Fund (the “Fund”). In response to the Staff’s request, we are requesting withdrawal of the following Amendments:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
1029	6/25/2019	485APOS	0001398344-19-011041
1033	9/06/2019	485BPOS	0001398344-19-016209
1036	9/13/2019	485BPOS (XBRL)	0001398344-19-016586

No securities of the Fund have been sold in connection with the filing.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777.

Sincerely,

/s/CARMEN M. CASTILLO-ANDINO
Carmen M. Castillo-Andino
Investment Managers Series Trust